Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law	G. Scot Kees
999 Peachtree Street, NE / 14th Floor / Atlanta, GA	(Admitted in GA & DC)
30309-3964	Tel: 404.817.6265
Tel: 404.817.6000 Fax: 404.817.6050	scot.kees@nelsonmullins.com
www.nelsonmullins.com

April 27, 2007

Via Edgar

Mike Clampitt

Senior Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street, N.E.

Washington, DC  20549

Re:          Banuestra Financial Corporation (fka El Banco Financial Corp.)

Registration Statement on Form SB-2, amendment number 7

Filed April 23, 2007

File Number 333-135900

Dear Mr. Clampitt:

On behalf of Banuestra Financial Corporation (“Banuestra”), this letter responds to the Staff’s comment letter dated April 26, 2007 regarding the registration statement of Banuestra referenced above.  To be consistent with the style used in the registration statement, the terms “we” and “our” in this letter refer to Banuestra rather than this law firm.  The responses in this letter are based on representations made by Banuestra management to this law firm for the purpose of preparing this letter.  The numbered paragraphs below correspond to the numbered paragraphs of the comment letter, which we have extracted from the comment letter and repeated here in italics for ease of reference.

1.     You have registered 157,143 warrants but page 7 indicates if the over allotment is exercised the number of warrants issued will increase to 180,174.  Please revise to change the fee table or delete the additional warrants.

Response:

We have revised the cover page of our Registration Statement in Amendment No. 8, which we filed on Edgar yesterday, to include the warrants issuable upon exercise of the over-allotment option.  Please note, however, that the total number of warrants has decreased because of discussions between the NASD and GunnAllen, which have necessitated the reduction in the number of warrants granted from 6% of the number of shares sold in the offering to 4.25% of the number of shares sold in the offering.  We have updated this disclosure throughout the document and have further disclosed that GunnAllen will receive no warrants based upon purchases of our common stock in this offering by our officers, directors and certain of our shareholders.

Atlanta • Boston • Charleston • Charlotte • Columbia • Greenville • Myrtle Beach • Raleigh • Washington, DC • Winston-Salem

2.               If you change the fee table and register more warrants, please change footnote (1) on the cover page to add “or 180,174 if the over allotment is exercised.”

Response:

We have revised our disclosure to update this footnote in response to your comment, adjusted to take into account the change in terms described in our response to comment No. 1 above.

3.               Please provide a new legal opinion to cover only the 3,285,714 shares and either 157,143 warrants or 180,174 warrants, as correct.

Response:

We have submitted a revised, executed opinion of Nelson Mullins, filed as Exhibit 5.1, which references the appropriate number of shares and warrants.  We have eliminated any reference to the underlying warrant shares, which are no longer being registered.

4.               Please provide a new exhibit 10.16 to reflect the change in vesting of warrants and any other matters changes.

Response:

We believe that this comment relates to the warrant agreement to be issued to the underwriter, not to the warrants issued to members of Nuestra Loan, LLC, the form of which is set forth in Exhibit 10.16.  The form of the underwriter warrant is attached as Exhibit B to the form of underwriting agreement set forth in Exhibit 1.1.  We have revised the form of underwriter warrant in response to your comment, and we filed the underwriting agreement with the revised form of underwriter warrant in Amendment No. 8 to our Registration Statement.  We have revised our Exhibit Index to clarify that the warrant agreement is contained in Exhibit 1.1 as Exhibit B thereto.

5.               Exhibit 1.1 does not seem to cover the options.  Please tell us where they are addressed.  In addition, the exhibit seems to allow for the cashless exercise of the options.  Please revise the prospectus as appropriate.

Response:

Section 5(j), Section 5(k)v and Exhibit B to the underwriting agreement set forth in Exhibit 1.1 to Amendment No. 8 to our Registration Statement govern the terms of the warrant to be issued to the underwriter.  Please note that we have also revised the underwriting section of the Registration Statement to describe the cashless exercise option under the underwriter warrant.

In addition to our responses to your written comments, we hereby confirm, pursuant to our telephone discussions with the Staff on the afternoon of April 26, 2007, that we intend to revise the principal shareholders’ table in the final prospectus to include two additional columns, the first to show the amount of shares purchased in the present offering and the second to show the total number of shares on a post-offering basis.

If you have any questions regarding Amendment No. 8 or this response letter, please call me at (404) 817-6265 or Charles Vaughn at (404) 817-6189.

Sincerely,

/s/ G. Scot Kees
G. Scot Kees
cc:	David Lyon
Don Walker
Benjamin Phippen
Drew Edwards
Rusty Pickering
Charles D. Vaughn